Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2014

First Quarter 2014

Financial Highlights

•	Net sales increased 1% quarter-over-quarter to US$52.8 million from US$52.5 million in 4Q13

•	Gross margin (non-GAAP1) decreased to 48.6% as compared to 48.8% in 4Q13

•	Operating expenses (non-GAAP) increased to US$16.9 million from US$13.8 million in 4Q13

•	Operating margin (non-GAAP) decreased to 16.7% from 22.5% in 4Q13

•	Diluted earnings per ADS (non-GAAP) decreased to US$0.16 from US$0.30 in 4Q13

Business Highlights

•	Began mass production of our new TLC eMMC 4.5 controller for our third NAND flash partner

•	Began mass production of our new eMMC 5.0 controller (2-3x better IOPS performance as compared to eMMC 4.5)

•	Secured over 30 new design-wins for our eMMC controllers for smartphones, tablets, Chromebooks, and gaming consoles

•	Secured our first major global PC OEM design-win for our SATA 3 client SSD controller

•	Secured our first SATA 3 client SSD controller design-win at a NAND flash maker

•	Shipping our SATA 3 client SSD controller to several leading module makers actively retailing $100 256GB SSDs

•	Secured first LTE-Advanced transceiver design-win with leading Korean handset OEM

Taipei, Taiwan, April 29, 2014 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended March 31, 2014. For the first quarter, net sales increased 1% quarter-over-quarter to US$52.8 million from US$52.5 million in the fourth quarter of 2013. Net income (non-GAAP) of US$5.4 million or US$0.16 per diluted ADS in the first quarter decreased as compared to US$10.2 million or US$0.30 per diluted ADS in the fourth quarter of 2013.

[1]	Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, foreign exchange gain (loss), and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

GAAP net income for the first quarter decreased quarter-over-quarter to US$3.8 million or US$0.11 per diluted ADS from a GAAP net income of US$5.4 million or US$0.16 per diluted ADS in the fourth quarter of 2013.

First Quarter 2014 Financial Review

Commenting on the results of the first quarter, Silicon Motion’s President and CEO Wallace Kou said:

“We are off to an excellent start for 2014. I am pleased to report solid first quarter results that reflect strength from across most of our products. Our SSD+embedded sales increased sequentially in the first quarter and grew by over 60% as compared to the same period a year ago. In the first quarter, we began commercial sales of our TLC eMMC 4.5 controllers to our third NAND flash partner, converted the majority of our eMMC controller sales to eMMC 4.5, and began mass production of our next generation eMMC 5.0 controller. I am also pleased with the progress we are making in securing new wins for our SATA 3 client SSD controller which recently began shipping to numerous US, Taiwan, and China module makers for their channel market SSD solutions. Separately, our SSD OEM partner has been making solid progress marketing their SSD solutions with our controllers and has secured an important first design-win with a tier-one PC OEM. In addition, we secured an important design win with one of our flash partners for our SSD controller.

We recently secured our first design-win for our LTE-Advanced transceiver with a leading Korean handset OEM and will begin commercial sales of this new transceiver in the second quarter. We are actively working on securing additional wins.”

Sales

Net sales in the first quarter were US$52.8 million, an increase of 1% compared with the fourth quarter of 2013. For the quarter, mobile storage products accounted for 85% of net sales and mobile communications 10% of net sales.

Net sales of our mobile storage products, which primarily include flash memory card, USB flash drive, SSD and embedded flash controllers, decreased 4% sequentially in the first quarter to US$45.1 million.

Net sales of mobile communications products, which primarily include handset transceivers and mobile TV IC solutions, increased 47% from the fourth quarter of 2013 to US$5.5 million in the first quarter.

Gross and Operating Margins

Gross margin (non-GAAP) decreased slightly to 48.6% in the first quarter as compared to the fourth quarter of 2013. GAAP gross margin remained unchanged at 48.5% in the first quarter as compared to the fourth quarter of 2013.

Operating expenses (non-GAAP) in the first quarter were US$16.9 million, an increase from the US$13.8 million expended in the fourth quarter of 2013. Operating margin (non-GAAP) was 16.7%, a decrease from 22.5% in the previous quarter. GAAP operating margin was 14.2% for the first quarter, an increase from 13.2% in the fourth quarter of 2013.

Other Income and Expenses

Net total other income (non-GAAP) was US$0.5 million, unchanged from the fourth quarter of 2013. GAAP net total other income was US$0.2 million, a decrease from the US$0.6 million in the fourth quarter of 2013.

Earnings

Net income (non-GAAP) was US$5.4 million for the first quarter, a decrease from US$10.2 million in the fourth quarter of 2013. Diluted earnings per ADS (non-GAAP) were US$0.16 in the first quarter, a decrease from US$0.30 per ADS in the fourth quarter of 2013.

GAAP net income was US$3.8 million for the first quarter, a decrease from a net income of US$5.4 million in the fourth quarter of 2013. Diluted GAAP earnings per ADS in the first quarter were US$0.11, a decrease from US$0.16 per ADS in the previous quarter.

Balance Sheet

Cash and cash equivalents, and short-term investments of US$158.6 million at the end of the first quarter were a decrease from US$162.5 million at the end of the fourth quarter of 2013.

Cash Flow

Our cash flows were as follows:

3 months ended March 31, 2014

(In US$ millions)
Net income	3.8
Depreciation & amortization	1.6
Stock-based compensation	1.5
Changes in operating assets and liabilities	(5.2)
Others	1.2

Net cash provided by (used in) operating activities	2.9

Acquisition of property and equipment	(1.7)
Others	—

Net cash provided by (used in) investing activities	(1.7)

Dividend	(5.0)
Others	0.1

Net cash provided by (used in) financing activities	(4.9)

Effects of changes in foreign currency exchange rates on cash	(0.2)

Net increase (decrease) in cash and cash equivalents	(3.9)

During the first quarter, we had US$1.7 million of capital expenditures primarily relating to the purchase of testing equipment, software and design tools.

Returning Value to Shareholders

In January 2013, the Company announced a US$40 million share repurchase program. We did not repurchase any shares in the first quarter of 2014. On January 28, 2014 the Board of Directors of the Company declared a US$0.15 per ADS quarterly dividend. On February 25, we paid $5.0 million as dividend payments to our shareholders.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“We are off to a solid start and are confident about growing our business this year as we have already met the milestones that we had set: begin commercial sales of our eMMC controllers to our third NAND flash partner, secure our first SATA 3 client SSD controller design-win with a tier-1 global PC OEM, and win our first LTE-Advanced transceiver project with our Korean handset OEM partner. These are important achievements for us, and we believe we are well positioned for growth this year and next as we build on these milestones and further expand our business.”

For the second quarter of 2014, management expects:

•	Revenue to increase 10% to 15% sequentially

•	Gross margin (non-GAAP) to be in the 48% to 50% range

•	Operating expenses (non-GAAP) of approximately US$18 to US$20 million

For the full year 2014, management expects:

•	Revenue to increase 5% to 15% year-over-year

•	Gross margin (non-GAAP) to be in the 48% to 50% range

•	Operating expenses (non-GAAP) of approximately US$74 to US$79 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on April 29, 2014.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 2423 8648

REPLAY NUMBERS (for 7 days):

USA (Toll Free):1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 2423 8648

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Other non-recurring items:

•	Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

•	Vendor dispute charges relate to the write down of certain unsalable inventory due to defects in the components provided by our vendor. These parts were supplied to us at a quality below levels previously specified and agreed. All parts known to be defective have been identified and are within our control. We have resolved this matter with our vendor and recovered in 1Q 2013 the full value of the inventory being written off. This charge (as well as the amount recovered) has been excluded from our non-GAAP results as we believe this is an unusual, non-recurring and unplanned activity.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2013 (US$)	Dec. 31, 2013 (US$)	Mar. 31, 2014 (US$)
Net Sales	57,365	52,489	52,848

Cost of sales	32,219	27,045	27,224

Gross profit	25,146	25,444	25,624

Operating expenses
Research & development	11,640	12,339	11,907
Sales & marketing	3,382	3,578	3,591
General & administrative	3,126	2,592	2,630

Operating income	6,998	6,935	7,496

Non-operating income (expense)

Gain on sale of investments	—	1	1
Interest income, net	453	483	474
Foreign exchange gain (loss),net	(311)	73	(230)
Others, net	112	7	2

Subtotal	254	564	247

Income before income tax	7,252	7,499	7,743
Income tax expense	2,415	2,083	3,915

Net income	4,837	5,416	3,828

Basic earnings per ADS	$0.15	$0.16	$0.12
Diluted earnings per ADS	$0.14	$0.16	$0.11

Margin Analysis:
Gross margin	43.8%	48.5%	48.5%
Operating margin	12.2%	13.2%	14.2%
Net margin	8.4%	10.3%	7.2%

Additional Data:
Weighted avg. ADS equivalents[2]	33,283	32,899	33,184
Diluted ADS equivalents	34,051	33,670	33,963

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2013 (US$)	Dec. 31, 2013 (US$)	Mar. 31, 2014 (US$)
GAAP net income	4,837	5,416	3,828
Stock-based compensation:

Cost of sales	77	160	58

Research and development	1,525	3,152	1,068

Sales and marketing	521	891	214

General and administrative	355	656	205

Total stock-based compensation	2,478	4,859	1,545

Non-recurring items:

Vendor dispute	(1,717)	—	—

Litigation expenses	104	(5)	(239)

Foreign exchange loss (gain),net	311	(73)	230

Non-GAAP net income	6,013	10,197	5,364

Shares used in computing non-GAAP diluted earnings per ADS	34,502	34,065	34,104

Non-GAAP diluted earnings per ADS	$0.17	$0.30	$0.16

Non-GAAP gross margin	41.0%	48.8%	48.6%
Non-GAAP operating margin	13.7%	22.5%	16.7%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31, 2013 (US$)	Dec. 31, 2013 (US$)	Mar. 31, 2014 (US$)
Cash and cash equivalents	151,001	161,720	157,841
Short-term investments	14,993	742	727
Accounts receivable (net)	32,269	30,963	37,441
Inventories	29,060	33,666	30,982
Refundable deposits - current	15,241	15,299	15,310
Deferred income tax assets (net)	739	1,278	—
Prepaid expenses and other current assets	4,156	2,870	2,586

Total current assets	247,459	246,538	244,887

Long-term investments	178	133	133
Property and equipment (net)	23,604	30,195	30,211
Goodwill and intangible assets(net)	35,465	35,474	35,471
Other assets	4,341	4,423	4,513

Total assets	311,047	316,763	315,215

Accounts payable	19,313	14,661	14,199
Income tax payable	5,171	8,189	10,766
Accrued expenses and other current liabilities	19,020	17,826	13,651

Total current liabilities	43,504	40,676	38,616
Other liabilities	3,379	5,390	5,671

Total liabilities	46,883	46,066	44,287
Shareholders’ equity	264,164	270,697	270,928

Total liabilities & shareholders’ equity	311,047	316,763	315,215

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. For the mobile communications market, our key products are handset transceivers and mobile TV IC solutions. Our products are widely used in smartphones, tablets, and industrial and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected second quarter of 2014 and full year 2014 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter of 2014. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2013, as amended on May 29, 2013. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com